Correspondence

February 10, 2006

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	SMART TRUCK SYSTEMS, INC. Registration Statement on Form SB-2, Amendment 3 Filed January 11, 2006 File No. 333-128107

Dear Mr. Riedler:

FORM SB-2

Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ended June 30, 2005, page 15

1.	We note your expanded disclosure in response to comment 1. Please confirm for us whether you intend to monitor the inventory growth and when appropriate, establish an inventory allowance.

RESPONSE:

The items have been revised with the new language underlined see page #15

Description of the Business

History, page 20

2.	Please expand your disclosure to discuss how the $250,000 was credited to Mr. Cashman’s stock purchase agreement and disclose the number of shares that were exchanged. Clarify in the notes to the financial statements how you accounted for the credit. You disclose on page 20 that the $250,000 was applied to Mr. Cashman’s stock purchase agreement on September 1, 2004 yet your Item 26 disclosure on page II-3 states that on March 31, 2005, Smart Truck exchanged 1,000,000 shares to Mr. Cashman for a credit of $250,000. Please correct this inconsistency. In addition, please revise the statement of Stockholders’ Equity to separately disclose each transaction.

RESPONSE:

The items have been revised with the new language underlined see page #21 and #22.

3.	We note the revised disclosure regarding your sale to Honolulu in response to comment 2. Cased on the delivery schedule in section 2.1 of the agreement, which is filed as exhibit 10.3, it appears you were obligated to deliver all products by January 17, 2006. Please disclose this fact where you discuss this agreement on page 20. Also, please disclose whether the purchaser has notified you that it plans to identify alternate methods of purchase, which you disclose it has the right to do.

RESPONSE:

The items have been revised with the new language underlined see page #20

Statement of Shareholders’ Equity, page F-5

4.	We note your response to comment number 4. We repeat the second part of our comment. The Statement of Shareholders’ Equity should show the total balances at your June 30, 2004 fiscal year-end. Please revise your year-end and interim financial statements accordingly.

RESPONSE:

The items have been revised with the new language underlined see page # F-5

Note 1 – Summary of Accounting Policies, page F-7

History, page F-7

5.	In your response letter dated November 8, 2005 to our comment number 48, you state that you accounted for the transaction with Homesmart.com, Inc. as a recapitalization yet your disclosure in your filing still refers to this transaction as a reverse acquisition. Please clarify for us and in the filing how the merger with Homesmart.com was accounted for in the financial statements. Specifically, please address the following:

o	Please address the disclosure in “History” which states that because Homesmart.com was a shell the transaction was accounted for as a reverse acquisition and the acquired company is treated as the acquiring company for accounting purposes. It is unclear why being a shell would necessarily result in reverse acquisition accounting. In addition, it is unclear who the acquired company is and if it is Homesmart, why it would be appropriate to treat Homesmart as the accounting acquirer with Homesmart’s financial statements being the continuing accounting entity.

o	Please tell us whose shares are being used as the continuing legal entity. Based on the Statements of Stockholders’ Equity, it appears that both Smart Truck’s and Homesmart.com’s shares are included in the Statement. Based on the disclosure provided, it appears that the legal shares outstanding after the transaction should have been Homesmart.com, the public shell. It is unclear to us why the shares of Smart Truck are also included in the Statements of Stockholders’ Equity.

RESPONSE:

The items have been revised with the new language underlined through out the document. See History #22.

The merger was accounted for as reverse merger since Homesmart.com was a shell corporation with no assets and liabilities at the time of the acquisition whereby the acquired company is treated as the acquiring company for accounting purposes.

The Nevada Company was merged into the Colorado Company and the Nevada Company ceased existence on the effective date of the merger when the two companies’ became a single corporation. Homesmart.com, Inc. shares are being used as the continuing legal entity.

On March 8, 2005 Homesmart.com, Inc. reversed its common stock 100 to 1 and the control of the company was transferred to the officers of Smart Truck Systems, Inc. After the reverse , a major stockholder owned 270,000 shares of common stock of Homesmart.com, Inc. and the remaining 1,800 shareholders collectively owed 224,951 shares of common stock of Homesmart.com, Inc. There after on March 8, 2005 Homesmart.com, Inc. completed a reverse merger with Smart Truck Systems, Inc. The reverse merger required Smart Truck Systems, Inc. shareholders to exchange there stock for Homesmart.com, Inc. stock on a one for one basis. The reverse merger required Homesmart.com, Inc. to (1) exchange 8,000,000 common shares of its stock for 8,000,000 common shares of Smart Truck Systems, Inc., (2) For Homesmart.com, Inc. to change its name to Smart Truck Systems, Inc., (3) For Homesmart.com, Inc. to redomesticate in the state of Nevada.

        Please note that the interim financial statements have been updated through December 31, 2005.

        Please be advised that the issuer does not intend to request acceleration of the effectiveness of the registration statement until such time that it has confirmed with the staff there are no further comments. Please contact me as necessary at the address, telephone and fax numbers below.

Sincerely, /s/ DENNIS BROVARONE Dennis Brovarone, Attorney and Counselor at Law 18 Mountain Laurel Drive Littleton, Colorado 80127 Phone: (303) 466-4092 FAX (303) 466-4826